Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

OHANAE, INC.

(Exact name of issuer as specified in its charter)

Commission File No.  024-11927

Delaware	85-2182582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1460 Broadway, New York, NY	10036
(Address of principal executive offices)	(Zip Code)

(888) 617-7288
Issuer’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

OHANAE INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

OHANAE INC. AND SUBSIDIARY

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INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholder of

Ohanae Inc.

Opinion

We have audited the accompanying consolidated financial statements of Ohanae Inc. and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

New York, NY

June 23, 2023

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OHANAE INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2022 AND 2021

	2022	2021

ASSETS

Current assets
Cash	$295,469	$77,510

Prepaid expenses and other assets	1,240	1,427
Security deposit	5,884	3,435
Intellectual property - software	681,500	681,500
Goodwill	15,000	15,000

TOTAL ASSETS	$999,093	$778,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Accounts payable	$127,632	$49,685
Loan payable - related party	201,628	–
Due to affiliates	680,000	1,113,849

Total liabilities	1,009,260	1,163,534

Shareholder's Equity
Common stock - par value $0.0001 per share, 30 million shares authorized; 15 million shares issued and outstanding	1,500	1,500
Additional paid in capital	1,216,887	186,427
Accumulated deficit	(1,228,554)	(572,589)

Total shareholder's equity	(10,167)	(384,662)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$999,093	$778,872

The accompanying notes to consolidated financial statements are an integral part of this statement.

In the opinion of management, all adjustments necessary to make this statement not misleading have been included.

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OHANAE INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

Revenues
Service fees	$–	$–
Other income	434,856	–

Total revenues	434,856	–

Operating expenses
Officer compensation	332,072	200,000
Employee compensation and benefits	202,979	–
Professional fees	404,938	115,299
Brokerage compliance	3,016	42,994
IT and technology	32,060	31,169
Travel	67,186	30,000
Rent	35,487	28,540
Marketing	1,290	15,454
Interest on loan	1,628	–
General and administrative	10,165	2,483

Total operating expenses	1,090,821	465,939

Loss before income taxes	(655,965)	(465,939)

Income taxes	–	13,719

Net loss	$(655,965)	$(479,658)

The accompanying notes to consolidated financial statements are an integral part of this statement.

In the opinion of management, all adjustments necessary to make this statement not misleading have been included.

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OHANAE INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	Common		Additional	Retained Earnings/
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total

Balance - December 31, 2020	–	$–	$17,000	$(92,931)	$(75,931)

Contributions	15,000,000	1,500	169,427	–	170,927

Net loss		–	–	(479,658)	(479,658)

Balance - December 31, 2021	15,000,000	$1,500	$186,427	$(572,589)	$(384,662)

Contributions	–	–	1,030,460	–	1,030,460

Net loss		–	–	(655,965)	(655,965)

Balance - December 31, 2022	15,000,000	$1,500	$1,216,887	$(1,228,554)	$(10,167)

The accompanying notes to consolidated financial statements are an integral part of this statement.

In the opinion of management, all adjustments necessary to make this statement not misleading have been included.

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OHANAE INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

Cash flows from operating activities:

Net loss	$(655,965)	$(479,658)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Prepaid expense and other assets	187	(856)
Security deposits	(2,449)	1,815
Accounts payable	77,947	49,634
Due to affiliates	(433,849)	433,849
Net cash provided by operating activities	(1,014,129)	4,784

Cash flows from investing activities:

Purchase of subsidiary	–	(17,996)
Net cash used in investing activities	–	(17,996)

Cash flows from financing activities:

Contributions	1,030,460	–
Proceeds from loan payable - related party	201,628	–
Net cash provided by financing activities	1,232,088	–

Net increase (decrease) in cash	217,959	(13,212)

Cash - beginning of the year	$77,510	$90,722

Cash - end of year	$295,469	$77,510

Supplementary disclosure of cash flow information:

Taxes paid	$–	$13,694
Interest paid	$–	$–
Non-cash capital contributions	$–	$170,927

The accompanying notes to consolidated financial statements are an integral part of this statement.

In the opinion of management, all adjustments necessary to make this statement not misleading have been included.

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OHANAE INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.	NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Ohanae Inc (the “Company”), and its subsidiary Ohanae Securities LLC (the “LLC”). Ohanae Inc., was incorporated in Delaware in 2019, and is a FinTech company intending to offer its clients a digital asset securities transaction through its subsidiary Ohanae Securities LLC by using the Ohanae Platform.

In 2020, the Company purchased the ownership of a US broker-dealer and renamed it as Ohanae Securities LLC. The LLC is a limited liability company formed under the laws of the state of New York on June 20, 2018. Ohanae Securities LLC is registered with Securities and Exchange Commission (the “SEC”) and is a member of Financial Industry Regulatory Authority (“FINRA”). The primary business of the LLC is to act as a broker-dealer providing financial and strategy advisory services (including mergers and acquisitions), equity and debt capital raising and arranging private placement offerings. In the year 2022, the LLC has filed the Continuing Membership Application (“CMA”) with FINRA to request approval to act as a special purpose broker-dealer for retailing corporate equity security over-the-counter and operation of alternative trading system (ATS), including electronic communication network. The application is currently under FINRA review.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company’s consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Consolidation

All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets, liabilities, and contingencies at the date of the financial statements, as well as revenues and expenses during the reporting period. Although actual results could differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience, trends, or subsequent settlements and realizations, depending on the nature and predictability of the estimates and contingencies.

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OHANAE INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Cash primarily consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions. The Company’s accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606 (ASC 606) since its inception. ASC 606 contains a five-step approach that entities will apply to determine the measurement of revenue and timing of when it is recognized (at a point in time or over time), including (i) identifying the contract(s) with a customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to separate performance obligations, and (v) recognizing revenue when (or as) each performance obligation is satisfied and control of the promised good or service is transferred to the customer. ASC 606 also requires a number of quantitative and qualitative disclosures intended to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue, and the related cash flows.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Income Taxes

Ohanae Inc. is C-Corporation and files the returns in the U.S. federal jurisdiction and various states.

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of December 31, 2022 and December 31, 2021, the Company has determined there are no uncertain tax positions, and therefore has recorded no income tax reserves.

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OHANAE INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

2.	INTELLECTUAL PROPERTY ON SOFTWARE

The Company entered into a software transfer agreement with Ohanae Pte Ltd (the “OSG”), a Singapore affiliated corporation, to receive the ownership of certain software code, documentation, specifications and marketing materials with respect to integral aspects of the Ohanae Platform for Digital Asset Securities involving blockchain, authentication, digital identity, password protection, file encryption, cap table management, regulation crowdfunding, secondary trading, reporting tools and Ohanae Coin for payment and offering settlement technology, including all patents, copyrights, trade secrets and other intellectual property rights. In exchange, the Company transferred 15,000,000 shares of its Class A Common Stock the shareholders of the OSG and also agreed to provide OSG with cash consideration in the amount of $680,000 payable upon the first close of $1,000,000 from the Company’s Regulation A+ offering. The share transfer and cash payment constitute the full and complete consideration for the transferred intellectual property rights and the transferred software.

Intellectual properties will be amortized on the straight-line method over 3 years once they are placed into use. The Company has not conducted any sales yet as its business application is pending for approval from FINRA, as a result no amortization was recorded as of December 31, 2022.

3.	GOODWILL

The Company adopted the “push-down method” of accounting and allows for the establishment of goodwill for the amount in excess of the book value of the membership interest purchased. The Company had recorded $15,000 goodwill as a result of purchasing the LLC interest from a third party in the year 2020.

The goodwill will be evaluated annually for impairment. There was no impairment of goodwill at December 31, 2022 and 2021.

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OHANAE INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

4.	RELATED-PARTY TRANSACTIONS

During 2022, the Company entered into two promissory note agreements with a shareholder of the Company. The terms for the loans are as follows:

Effective Date	Principal	Interest Rate	Maturity Date

October 27, 2022	$100,000	6.50%	June 26, 2023
December 6, 2022	$100,000	6.50%	August 5, 2023

During 2022, the Company wrote off $434,856 of amounts owed to affiliates. The amount written off is included in Other income on the Statement of Operations.

5.	EQUITY

Common Stock

The Company is authorized to issue 30,000,000 Common Stock, par value of $0.0001 per share, 15,000,000 shares of which are designated as Class A Common Stock, 6,000,000 shares of which are designated as Class B Common Stock, and 9,000,000 shares of which are undesignated; and 4,000,000 Preferred Stock having par value of $0.0001. As of December 31, 2020, no shares were issued and outstanding. On January 1, 2021, the Company issued 15,000,000 shares of Class A Common Stock to its shareholders as consideration for certain intellectual property acquired by the Company related to its key software. As of December 31, 2022, the Company has 15,000,000 shares issued and outstanding.

Options

The Company’s Board of Directors may grant stock options pursuant to the Company’s 2022 Equity Incentive Plan. As of December 31, 2022, the Company had 3,000,000 incentive stock options issued and outstanding, 1,161,119 of which had vested as of December 31, 2022. There is no set authorized limit of options that may be issued under the 2022 Equity Incentive Plan.

6.	GOING CONCERN AND LIQUIDITY

The financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from its operations. The Company’s ability to meet its obligations in the ordinary course of business is dependent on its ability to achieve profitable operations and obtain additional financing. The Company has commenced a Regulation A+ offering (SEC qualified) on the Ohanae Platform which will enable the Company to receive funding from the general public and not just from accredited investors. The Company makes no assurances that it will achieve profitable operations or that it will be able to obtain additional financing on terms acceptable to the Company, as needed. In the event that sufficient financing is not available, or the Company is unable to achieve profitable operations, the Company will need to scale back its expansion efforts, seek strategic opportunities, or discontinue operations.

7.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2022, the date of these consolidated financial statements, through the date of the auditor’s report, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

OHANAE, INC.

/s/ Gregory Hauw
By:	Gregory Hauw, Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gregory Hauw
Gregory Hauw, Chief Executive Officer, Director
Date: June 27, 2023

/s/ Sok-Leng Chan
Sok-Leng Chan, Chief Financial Officer, Principal Accounting Officer, Principal Financial Officer, Director
Date: June 27, 2023

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